UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (date of earliest event reported): September 9, 2021 (September 8, 2021)

HIGHLAND TRANSCEND PARTNERS I CORP.
(Exact name of registrant as specified in its charter)

Commission File Number: 001-39751

Cayman Islands	00-0000000
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
777 Arthur Godfrey Road, #202, Miami Beach, FL 33140
(Address of principal executive offices, including zip code)

+1 (617) 401-4015
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 140.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-third of one redeemable warrant	HTPA.U	The New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	HTPA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	HTPA.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On September 8, 2021, Highland Transcend Partners I Corp., a Cayman Islands exempted company (including the successor after the Domestication (as defined below), “HTP” or “Highland Transcend”), entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Merger Agreement”) with Picasso Merger Sub I, Inc., a Delaware corporation and wholly owned direct subsidiary of HTP (“Blocker Merger Sub I”), Picasso Merger Sub II, LLC, a Delaware limited liability company and wholly owned direct subsidiary of HTP (“Blocker Merger Sub II” and together with Blocker Merger Sub I, the “Blocker Merger Subs”), Picasso Merger Sub III, LLC, a Delaware limited liability company and a wholly owned direct subsidiary of HTP (“Company Merger Sub”, and together with HTP and the Blocker Merger Subs, the “HTP Parties”), Carlyle Partners VII Pacer Holdings, L.P., a Delaware limited partnership (“Pacer Holdings”), CP VII Pacer Corp., a Delaware corporation (“Pacer Corp. Blocker”), CP VII Pacer EU L.P., a Delaware limited partnership (“Pacer L.P. Blocker” and together with Pacer Corp. Blocker, the “Blockers” and the Blockers, together with Pacer Holdings, the “Blocker Parties”), Packable Holdings, LLC, a Delaware limited liability company formerly known as Entourage Commerce, LLC (“Packable”), and Shareholder Representative Services LLC, a Colorado limited liability company solely in its capacity as the representative, agent and attorney-in-fact of the Packable equityholders (the “Holder Representative”).

Upon the terms and subject to the conditions of the Merger Agreement and in accordance with applicable law, (i) HTP will domesticate from a Cayman Islands exempted company to a Delaware corporation (the“Domestication”), (ii) the Blocker Parties and certain of their affiliates will consummate an internal restructuring which will result in the Blockers directly holding units of Packable, (iii) Blocker Merger Sub I will merge with and into Pacer Corp. Blocker, with Pacer Corp. Blocker surviving such merger as a wholly owned subsidiary of HTP (the “First Blocker Merger”), (iv) Blocker Merger Sub II will merge with and into Pacer L.P. Blocker, with Pacer L.P. Blocker surviving such merger as a wholly owned subsidiary of HTP (the “Second Blocker Merger”, and together with the First Blocker Merger, the “Blocker Mergers”), (v) Pacer Corp. Blocker will merge with and into HTP, with HTP surviving such merger (the “First HTP Merger”), (vi) Pacer L.P. Blocker will merge with and into HTP, with HTP surviving such merger (the “Second HTP Merger” and together with the First HTP Merger, the “HTP Mergers”), and (vii) Company Merger Sub will merge with and into Packable, with Packable such surviving such merger as a wholly owned subsidiary of HTP (the “Company Merger” and together with the Blocker Mergers and the HTP Mergers, the “Mergers”, and the Mergers, together with the Domestication and the other transactions contemplated by the Merger Agreement, the “BusinessCombination”). HTP following the Business Combination is also referred to as “Surviving Pubco” and Packable following the Company Merger is also referred to as the “Surviving Company.” Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Merger Agreement.

As a result of the Domestication (and in connection with the Business Combination), (i) each issued and outstanding Class A ordinary share and Class B ordinary share of HTP will convert into a share of Class A common stock of Surviving Pubco (“Surviving Pubco Class A Shares”) and (ii) each issued and outstanding warrant to purchase Class A ordinary shares of HTP will be exercisable by its terms to purchase an equal number of Surviving Pubco Class A Shares.

Following the Business Combination, the combined company will be organized in umbrella partnership-C-corporation (“Up-C”) structure. Prior to the Business Combination, Packable is the parent company of the Packable business. As a result of the Business Combination, Surviving Pubco will hold membership units of the Surviving Company (the “Surviving Company Units”), and certain existing equityholdersof Packable will hold Surviving Company Units subject to the Surviving Company LLC Agreement (as definedbelow). Surviving Pubco’s sole direct asset will be equity interests of the Surviving Company and substantially allof the assets and business of Surviving Pubco will be held indirectly through the Surviving Company.

The Merger Consideration

The consideration payable to owners of the Blocker Parties in connection with the Blocker Mergers will be comprised of Surviving Pubco Class A Shares. The consideration payable to the direct Packable equityholders in the Company Merger will be comprised of Surviving Company Units and an equivalent number of shares of Class B common stock of Surviving Pubco (“Surviving Pubco Class B Shares” and together with the Surviving Company Units, such securities are referred to as the “Paired Interests”), which collectively are exchangeable on a one-for-one basis for Surviving Pubco Class A Shares pursuant to the Exchange Agreement described below. Each Surviving Pubco Class A Share Surviving Pubco Class B Share shall entitle the holder thereof to one vote, but only the Surviving Pubco Class A Shares and not the Surviving Pubco Class B Shares will be entitled to receive dividends if and when declared. The holders of Surviving Company Units are entitled to receive dividends as and when declared by the Surviving Company.The value of the consideration to all of the direct and indirect Packable equityholders, without considering any Earnout Interests (as defined below) or any payments pursuant to the Tax Receivable Agreement (as defined below) equals $1.346 billion (valuing each Paired Interest delivered in the Company Merger and each Surviving Pubco Class A Share delivered in the Blocker Mergers at $10). The transaction will result in approximately $434,000,000 being contributed to the balance sheet of Packable, taking into account the proceeds of the issuance of the PIPE Shares (as defined below) and the proceeds of the Notes Financing (as defined below), assuming no redemptions and net of estimated transaction expenses.

In addition to the consideration described above, (i) the Packable equityholders and owners of the Blocker Parties will have the right to receive certain payments under the Tax Receivable Agreement (as defined below) and (ii) 12,000,000 additional Restricted Common Units (as defined in the Merger Agreement) of the Surviving Company and/or Restricted Stock Rights (as defined in the Merger Agreement) of the Surviving Pubco are being issued to certain of the Packable equityholders (collectively, the “Earnout Interests”). The Earnout Interests consist of four equal tranches, with one tranche (25% of the total) vesting and settling in the manner described below if the closing share price of Surviving Pubco Class A Shares is $12.00 or above for any 20 trading days within any consecutive 30-trading day period commencing after Closing and on or prior to the 5-year anniversary of the Closing, the second tranche (25% of the total) vesting and settling in the manner described below if the closing share price of Surviving Pubco Class A Shares is $14.00 or above for any 20 trading days within any consecutive 30-trading day period commencing after Closing and on or prior to the 5-year anniversary of the Closing, the third tranche (25% of the total) vesting and settling in the manner described below if the closing share price of Surviving Pubco Class A Shares is $16.00 or above for any 20 trading days within any consecutive 30-trading day period commencing after Closing and on or prior to the 5-year anniversary of the Closing and the fourth tranche (25% of the total) vesting and settling in the manner described below if the closing share price of Surviving Pubco Class A Shares is $18.00 or above for any 20 trading days within any consecutive 30-trading day period commencing after Closing and on or prior to the 5-year anniversary of the Closing. The achievement metrics described above also are achieved if there is a merger, consolidation, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction with respect to Surviving Pubco and its Subsidiaries, taken as a whole (an “Earnout Strategic Transaction”) prior to the 5-year anniversary of the Closing or a definitive agreement providing for an Earnout Strategic Transaction has been entered into prior to the 5-year anniversary of the Closing Date and such Earnout Strategic Transaction is ultimately consummated, even if such consummation occurs after the 5-year anniversary of the Closing Date, in each case, at or above the relevant share price metric set forth above. Each Restricted Common Unit shall, upon achievement of the applicable share price metric set forth above, fully vest and automatically be settled into one Surviving Company Unit and each Restricted Stock Right shall, upon achievement of the applicable share price metric set forth above, fully vest and automatically be settled into one share of common stock of Surviving Pubco, in each case in accordance with the terms of the Merger Agreement. The Restricted Common Units and Restricted Stock Rights that have not vested by the fifth anniversary of the Closing shall, automatically and without further action on the part of the Surviving Pubco or any holder thereof, be forfeited and cancelled for no consideration.

Upon the closing of the Business Combination, Surviving Pubco will own a number of Surviving Company Units equal to the sum, without duplication, of (a) the number of Surviving Pubco Class A Shares outstanding after giving effect to the Domestication, the conversion of the Class B ordinary share of HTP into Surviving Pubco Class A Shares and the redemption of any Class A ordinary shares by the public shareholders of HTP in connection with the Business Combination plus (b) the aggregate number of Surviving Pubco Class A Shares issuable pursuant to the consummation of the transactions contemplated in the PIPE Subscription Agreements (as defined below) or the conversion of the Convertible Notes (as defined below),plus (c) the aggregate number of Surviving Pubco Class A Shares issuable in the Blocker Mergers, plus (d) the aggregate number of Surviving Pubco Class A Shares issuable upon settlement of the Earnout Interests.

Covenants of the Parties

Pursuant to the terms and conditions set forth in the Merger Agreement, each HTP Party, each Blocker Party and Packable has agreed to use its commercially reasonable efforts to take all actions reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective as soon as practicable the closing of the Business Combination (the “Closing”). The Merger Agreement also contains certain customary covenants by Packable, the Blocker Parties and the HTP Parties during the period between the signing of the Merger Agreement and the Closing, including the conduct of their respective businesses, provision of information, maintenance of books and records, notification of certain matters, obtaining governmental consents, terminating affiliate contracts, the pay-off and release of certain indebtedness, as well as certain customary covenants, such as publicity, some of which may continue after the termination of the Merger Agreement. Each of the HTP Parties and the Company also agreed not to solicit or enter into any alternative competing transactions during the period from the date of the Merger Agreement and the Closing. HTP also agreed that it will ensure HTP remains listed as a public company and that HTP’s ordinary shares remain listed on the New York Stock Exchange (“NYSE”), and to use its reasonable best efforts to ensure that Surviving Pubco Class A Shares are listed on NYSE as of the Closing.

Directors of Surviving Pubco

The parties agreed in the Merger Agreement to take all necessary action to cause the board of directors of Surviving Pubco as of immediately following the Closing to consist of 9 directors (or 10 directors, at Packable’s election), of whom 2 individuals will be designated by HTP, and the remainder of which directors will be designated by Packable and certain of its equityholders (the “Company Designees”). Each Company Designee and each HTP designee will meet the director qualification and eligibility criteria of the Nominating and Corporate Governance committee of the board of directors of HTP, and a number of Packable’s designees will qualify as independent directors as determined by the board of directors of HTP such that a majority of the directors as of immediately following the Closing will qualify as independent directors. Surviving Pubco’s board of directors will be classified with three classes of directors serving three year terms, with the first class initially serving until the first annual meeting of stockholders following Closing, the second class initially serving until the second annual meeting of stockholders following Closing and the third class initially serving until the third annual meeting of stockholders following Closing.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including customary conditions of each party and the following mutual conditions of the parties unless waived:

•
the Surviving Pubco Class A Shares contemplated to be listed pursuant to the Merger Agreement shall have been listed on NYSE and shall be eligible for continued listing on NYSE immediately following the Closing;

•	there will not be in force any applicable law or governmental order enjoining, prohibiting, making illegal, or preventing the consummation of the Mergers;
•	the approval of the HTP shareholders with respect to the transaction proposals identified in the Merger Agreement shall have been obtained;
•	the approval of the Packable equityholders shall have been obtained;
•
the registration statement on Form S-4 (as such filing is amended or supplemented, and including the proxy statement/prospectus contained therein, the “Registration Statement”) shall have become effective, no stop order shall have been issued by the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registration Statement and no action seeking such stop order shall have been threatened or initiated;

•
upon the Closing, after giving effect to the completion of any redemptions, Surviving Pubco shall have net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act (as defined below)) of at least $5,000,001;

•	the Pre-Closing Blocker Reorganization (as defined in the Merger Agreement) shall have been consummated; and
•	the Domestication shall have been consummated.

In addition, Packable’s obligations to complete the Closing are subject to (unless waived) the proceeds of the account established by HTP for the benefit of its public shareholders, pursuant to the Management Trust Agreement, dated December 2, 2020 by and between HTP and Continental Stock Transfer & Trust Company, a New York corporation (net of any redemptions and the PIPE Shares issuance) being equal to or greater than $225,000,000 minus the aggregate amount of the Note Financing (as defined below).

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances, including:

•	by the written consent of Packable and HTP;
•
by either Packable or HTP if: (i) the representations, warranties or covenants of the other party are breached such that there is a failure of the related closing condition (subject to a 30-day cure period); (ii) the Closing has not occurred on or before 5:00 p.m. on March 31, 2022 (which date may be extended by 60 days if the Registration Statement has not been declared effective by the 90th day following entry into the Merger Agreement), (iii) the consummation of the Business Combination is permanently enjoined, prohibited, deemed illegal or prevented by the terms of a final, non-appealable governmental order; or (iv) the HTP shareholder approval is not obtained upon a vote duly taken thereon at the HTP general meeting (subject to any permitted adjournment or postponement of such general meeting);

•
by written notice to Packable from HTP if NYSE rejects the listing of the Surviving Pubco Class A Shares to be issued pursuant to the Merger Agreement, and such rejection is final and non-appealable; or

•	by written notice to HTP from Packable in the event of a HTP Modification in Recommendation (as defined in the Merger Agreement).

Other General

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Merger Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about HTP, Packable or any other party to the Merger Agreement. In particular, the representations, warranties, covenants and agreements contained in the Merger Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Merger Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Merger Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in HTP’s public disclosures.

The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 to this Current Report and incorporated herein by reference.

PIPE Subscription Agreements

In connection with the execution of the Merger Agreement, HTP entered into subscription agreements (the “PIPE Subscription Agreements”) with certain investors (the “PIPE Investors”) pursuant to which HTP has agreed to issue and sell to the PIPE Investors, in the aggregate, $70,000,000 of Surviving Pubco Class A Shares at a purchase price of $10.00 per share (the “PIPE Shares”). The closing of the PIPE Investment will occur immediately prior to the Closing, and is subject to customary closing conditions, including the satisfaction or waiver of the conditions set forth in the Merger Agreement. The PIPE Subscription Agreements provide that HTP is required to file with the SEC, within thirty (30) calendar days after the consummation of the Business Combination, a shelf registration statement covering the resale of the PIPE Shares and to use its commercially reasonable efforts to have such registration statement declared effective as soon as practicable after the filing thereof but no later than the earlier of (i) the 60th day following the closing date thereof (on on the 120th calendar day following the closing date thereof if the SEC notifies Surviving Pubco that it will“review” such registration statement and (ii) the 10th business day after the date Surviving Pubco is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the PIPE Subscription Agreements is not complete and is qualified in its entirety by reference to the PIPE Subscription Agreements, the form of which is attached as Exhibit 10.1 to this Current Report and incorporated herein by reference.

Convertible Notes Issuance

In connection with the execution of the Merger Agreement, on September 8, 2021, Packable issued $110,000,000 in aggregate principal amount of unsecured convertible promissory notes due 2026 (the “Convertible Notes”, and such financing, the “Notes Financing”). Interest will accrue on the Convertible Notes at 5.0% per annum and will be payable in kind or at maturity. If the Convertible Notes are prepaid or converted, including in connection with the Closing, prior to the one year anniversary of the issuance thereof, an additional amount of interest will accrue equal to an amount that would have accrued from the date of such prepayment or conversion to, but excluding, the first anniversary of the issuance thereof. All of the outstanding principal, together with any accrued and unpaid interest on the Convertible Notes as described in the preceding sentence will, at the Closing, automatically convert into Surviving Pubco Class A Shares at a price per share that represents a 15% discount to the deemed price per share of the Merger Consideration  (as defined in the Merger Agreement) received by the equityholders of Packable.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of Class B shares to certain of the equityholders of Packable and Class A shares to PIPE Investors is incorporated by reference herein. The Class B shares issuable to Packable Equity Holders and the Class A shares issuable to PIPE Investors in connection with the Business Combination will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On September 9, 2021, HTP and Packable issued a joint press release (the “Joint Press Release”) announcing the execution of the Merger Agreement.

Also on September 9, 2021, the Company released an investor presentation that will be used by the Company and Packable with respect to the Business Combination (the “Investor Presentation”).

Copies of the Joint Press Release and Investor Presentation are furnished as Exhibits 99.1 and 99.2, respectively, to this Current Report.

The information in this Item 7.01 and Exhibits 99.1 and 99.2 attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

The information in this Current Report includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity and market share, expectations and timing related to commercial product launches, potential benefits of the transaction and expectations related to the terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this Current Report, and on the current expectations of Packable’s and Highland Transcend’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Packable and Highland Transcend. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Packable or Highland Transcend is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to Packable; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; Packable’s ability to manage future growth; the effects of competition on Packable’s future business; the amount of redemption requests made by Highland Transcend’s public shareholders; the ability of Highland Transcend or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Highland Transcend’s final prospectus that forms a part of Highland Transcend’s Registration Statement on Form S-1 (Reg. No. 333-250125), filed with the SEC pursuant to Rule 424(b)(4) on December 4, 2020 (the “Prospectus”)and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 under the heading “Risk Factors,” and other documents of Highland Transcend filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Highland Transcend nor Packable presently know or that Highland Transcend nor Packable currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Highland Transcend’s or Packable’s expectations, plans or forecasts of future events and views as of the date of this Current Report. Highland Transcend and Packable anticipate that subsequent events and developments will cause Highland Transcend’s or Packable’s assessments to change. However, while Highland Transcend and Packable may elect to update these forward-looking statements at some point in the future, Highland Transcend and Packable specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Highland Transcend’s or Packable’s assessments as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information About the Proposed Business Combination and Where To Find It

The proposed business combination will be submitted to shareholders of Highland Transcend for their consideration. Highland Transcend intends to file the Registration Statement with the SEC which will include preliminary and definitive proxy statements to be distributed to Highland Transcend’s shareholders in connection with Highland Transcend’s solicitation for proxies for the vote by Highland Transcend’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Packable’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Highland Transcend will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Highland Transcend’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Highland Transcend’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Highland Transcend, Packable and the proposed business combination. Shareholders may also obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Highland Transcend, without charge, at the SEC’s website located at www.sec.gov or by directing a request to 660 Madison Ave Suite 1600, New York, NY 10065.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Highland Transcend, Packable and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Highland Transcend’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Highland Transcend’s shareholders in connection with the proposed business combination will be set forth in Highland Transcend’s proxy statement / prospectus when it is filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when they become available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This Current Report relates to the potential financing of a portion of the Proposed Business Combination through a private placement of common stock of Highland Transcend to be issued in connection with the Proposed Business Combination. This Current Report shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.

This Current Report does not constitute an offer or a solicitation of an offer, to buy or sell any securities, investment or other specific product or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offering of securities will not be registered under the Securities Act, and will be offered as a private placement to a limited number of either (a) “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or (b) institutional “accredited investors” as defined in Rule 501(a)(1), (2), (3) or (7) under the Act. Accordingly, the Securities must continue to be held unless a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither the Company nor Highland Transcend is making an offer of the Securities in any state where the offer is not permitted.

Item 9.01	Financial Statements and Exhibits.

•	(d) Exhibits

Exhibit No.	Description

2.1*
Agreement and Plan of Merger, dated September 8, 2021, by and among HTP, Packable, Picasso Merger Sub, I, Picasso Merger Sub II, Picasso Merger Sub, III, Pacer Corp. Blocker, Pacer L.P. Blocker, Pacer Holdings and the Holder Representative therein

10.1	Form of Subscription Agreement

99.1	Joint Press Release, dated September 9, 2021.

99.2	Investor Presentation, dated September 9, 2021.

*
Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). HTP agrees to furnish supplementally a copy of any omitted exhibit or schedule to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 9, 2021

HIGHLAND TRANSCEND PARTNERS I CORP.

By:	/s/ Ian Friedman
Name:	Ian Friedman
Title:	Chief Executive Officer